Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated February 8, 2021

Relating to Preliminary Prospectus Supplement dated February 8, 2021

Registration Statement No. 333-229713

Pricing Term Sheet

United States Steel Corporation

$750 million aggregate principal amount of

6.875% Senior Notes due 2029 (the “notes”)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated February 8, 2021 relating to the offering of the notes (“preliminary prospectus supplement”), including the documents incorporated by reference therein and the related base prospectus dated February 15, 2019, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. Capitalized terms used and not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement.

Issuer:	United States Steel Corporation (“USS”)
Title of securities:	6.875% Senior Notes due 2029
Principal amount:	$750 million
Coupon:	6.875%
Maturity date:	March 1, 2029
Price to public:	100% of principal amount plus accrued interest, if any, from February 11, 2021
Gross proceeds:	$750 million
Yield to maturity:	6.875%
Spread to benchmark treasury:	+592 basis points
Benchmark treasury:	UST 2.625% due February 15, 2029
Interest payment dates:	March 1 and September 1, beginning September 1, 2021
Interest payment record dates:	February 15 and August 15 of each year
Optional redemption:

USS may redeem the notes, in whole or in part, at its option at any time and from time to time prior to March 1, 2024 at a price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the redemption price of the notes to be redeemed if they were redeemed on March 1, 2024 and all required interest payments due on such notes through March 1, 2024, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

On or after March 1, 2024, USS may redeem the notes, in whole or in part, at its option at any time and from time to time at the redemption prices specified below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, if redeemed during the twelve-month period beginning on March 1 of each of the years indicated below:

On or after:	Price:
2024	103.438%
2025	101.719%
2026 and thereafter	100.000%

At any time prior to March 1, 2024, USS may also redeem up to 35% of the original aggregate principal amount of the notes with the proceeds of certain equity offerings at a redemption price equal to 106.875% of the principal amount of the notes, together with accrued and unpaid interest, if any, to, but excluding, the date of redemption.
Change of control repurchase event:	If a change of control repurchase event occurs, USS will be required to make an offer to repurchase all outstanding notes at a price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to but not including the repurchase date.
Pricing date:	February 8, 2021
Closing date:	February 11, 2021 (T+3).
Extended Settlement:	It is expected that delivery of the notes will be made against payment therefor on or about February 11, 2021, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the settlement date should consult their own advisors.
Joint book-running managers:	Credit Suisse Securities (USA) LLC
ING Financial Markets LLC BofA Securities, Inc.
Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Truist Securities, Inc. Wells Fargo Securities, LLC
Co-Managers:	BMO Capital Markets Corp. Citizens Capital Markets, Inc. Fifth Third Securities, Inc. Huntington Securities, Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC
CUSIP/ISIN:	912909 AU2 / US912909AU28

Denominations/Multiple:	$1,000 x $1,000
Expected Ratings:	Moody’s: Caa2 S&P: B- Fitch: CCC+
Use of proceeds:	USS intends to use the net proceeds from this offering, together with cash on hand, to redeem the remaining approximately $687 million aggregate principal amount outstanding of its 12.000% Senior Secured Notes due 2025 and pay related fees and expenses.

Additional Changes to the Preliminary Prospectus Supplement

Change in offering size:

The aggregate principal amount of the Notes to be issued in the offering increased from $500,000,000 to $750,000,000.

Update to Big River Steel Total Debt and Net Debt as of December 31, 2020:

As of December 31, 2020, Big River Steel had approximately $1,861 million of total debt and approximately $1,751 million of net debt.

As a result, all information (including financial information) presented in the Preliminary Prospectus Supplement is updated and changed to the extent affected by the changes described above.

No PRIIPs key information document (KID) has been prepared as the securities are not available to retail investors in the EEA.

USS has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents USS has filed with the SEC for more complete information about USS and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, USS, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them from Credit Suisse Securities (USA) LLC by telephone at 1-800-221-1037 or email: usa.prospectus@credit-suisse.com.